UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Cidade de Deus, Osasco, SP, May 12, 2025

To

[B]³ – Brasil, Bolsa, Balcão.

Attn. Mrs. Maria Luisa Azevedo Wernesbach and Mr. Cláudio José Paulo

Ref.: Official Letter Nº 101/2025/CVM/SEP/GEA-1

Banco Bradesco S.A. (“Bradesco” or “Company” or “Bank”) hereby sets forth its clarifications regarding the aforementioned Official Letter (“Official Letter No. 101/2025/CVM/SEP/GEA-1”), transcribed at follows:

“We refer to the News published on 05.08.2025 in Estadão Online media, News section, under the title: “Bradesco, BB and Caixa change rule of Elo and will have equal shares in the company", in which are the following information: Elo credit card brand will have a change in its corporate model, and the three partners, Caixa Econômica Federal, Bradesco and Banco do Brasil, will take back a third of the company each, as information obtained by the column, which anticipated the discussion last year. This was the split in 2011, when the three partners signed the partnership, but the composition changed due the old calculation model, which every four years redistributed the shares according to each bank's contribution to the business. Now, this contribution will only determine the annual payment of dividends to each bank. The model has already been agreed among the three institutions and is awaiting approvals from the Central Bank of Brazil and the Administrative Council for Economic Defense (CADE).

In view of the above, we order you to clarify whether the news is true and, if so, to explain the reasons why you consider it not to be a relevant fact, as well as to comment on other information considered important on the subject.”

Clarification:

Bradesco confirms that it has signed an instrument on the equalization, by one third of the shareholdings of the shareholders of Elo Serviços S.A. (“Elo”), with the purpose of redefining the way in which the dividends are distributed, according to the respective contribution of each shareholder to Elo.

The Company believes that the information disclosed does not fit as a Material Fact, since there was no material change in its shareholding in Elo. In the Bank´s view, the corporate equalization does not substantially affect the decision of the investors to hold or trade Bradesco securities, nor does it affect the price of these securities or the exercise of the shareholders´ rights.

Finally, Bradesco emphasizes that the conclusion of the definitive documents of this operation is subject to the approval of the Central Bank of Brazil and CADE, and is available for any clarifications that may be necessary.

Sincerely,

André Costa Carvalho

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 12, 2025

BANCO BRADESCO S.A.

By:	/S/André Costa Carvalho
André Costa Carvalho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.